Stuart Ogg +1 650 752 3295 SOgg@goodwinlaw.com	Goodwin Procter 601 Marshall Street Redwood City, CA 94063 goodwinlaw.com +1 650 752 3100
March 17, 2025
Securities and Exchange Commission
Division of Corporate Finance
Office of Trade & Services
100 F Street, NE
Washington, D.C. 20549
Attention:        Kate Beukenkamp
Dietrich King
Scott Stringer
Angela Lumley
Re:       Pattern Group Inc.
Amendment No. 1 to Confidential Draft Registration Statement on Form S-1
Submitted February 4, 2025
CIK No. 0001811935
Dear Staff:
This letter is submitted on behalf of Pattern Group Inc. (the “Company”) in response to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission with respect to Amendment No. 1 to the Company’s Confidential Draft Registration Statement on Form S-1 submitted on December 16, 2024 (the “Draft Registration Statement”), as set forth in your letter dated February 25, 2025 addressed to David Wright, Chief Executive Officer of the Company (the “Comment Letter”). The Company is concurrently filing an Amended Draft Registration Statement on Form S-1 (the “Amended Draft Registration Statement”), which includes changes that reflect responses to the Staff’s comments.
For reference purposes, the text of the Comment Letter has been reproduced herein with responses below each numbered comment. For your convenience, we have italicized the reproduced Staff comments from the Comment Letter. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to the Draft Registration Statement, and page references in the responses refer to the Amended Draft Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Amended Draft Registration Statement.
The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company.

Securities and Exchange Commission
March 17, 2025

Prospectus Summary
Our Technology
Artificial Intelligence, page 6
1.We note your response to prior comment 20. Please provide a cross-reference here to your discussion under the subheading "Artificial Intelligence" on page 92, which discusses in greater detail this technology and your platform.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 6 of the Amended Draft Registration Statement in response to the Staff’s comment.
Management's Discussion and Analysis...
Overview, page 68
2.We note your response to prior comment 12. For balance and consistency, please restore the paragraph beginning "In the year ended December 31, 2023, we generated revenue of $1,366 million..." to include narrative regarding your net income as well as adjusted EBITDA as reflected in this paragraph beginning with the same language on page 4.
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 69 of the Amended Draft Registration Statement in response to the Staff’s comment.
Identification and onboarding of new brand partners, page 71
3.Please update your graph here titled "Revenue Over Time - New vs. Existing" to include data for the year ended 2024. Additionally, please revise the chart, if true, to make clear that the years represented are fiscal years. Similarly, review your chart immediately above on page 70 and titled "Cohort Revenue Over Time."
RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on page 72 of the Amended Draft Registration Statement in response to the Staff’s comment.
Our Competition, page 103
4.We note your response to prior comment 23 and reissue in part. For general context and so investors may better understand the business and industry in which you operate, please revise to provide examples of companies that "may offer alternate solutions" even if "many only address specific sections of the e-commerce acceleration value chain," including a brief description of how these companies differ from your own "holistic solution" or scale of operations as appropriate.

Securities and Exchange Commission
March 17, 2025

RESPONSE: The Company respectfully acknowledges the Staff’s comment and advises the Staff that it has revised the disclosure on pages 112 and 113 of the Amended Draft Registration Statement in response to the Staff’s comment to include examples of companies with offerings that seek to address portions of the ecommerce equation. The Company has included representative companies which touch specific elements of the ecommerce equation, but not a comprehensive list of every company that touches a small part of the full solution that it offers, as the Company believes that would be both impractical and misleading.

Signature Page Follows.

Securities and Exchange Commission
March 17, 2025

If you should have any questions concerning the enclosed matters, please contact the undersigned at (650) 752-3295 or SOgg@goodwinlaw.com.

Sincerely,

/s/ W. Stuart Ogg

W. Stuart Ogg, Goodwin Procter LLP

cc:	David Wright, Pattern Group Inc.
Benjamin M. Craven, Pattern Group Inc.
Micheal J. Reagan, Goodwin Procter LLP
Julia R. White, Goodwin Procter LLP
Tad J. Freese, Latham &Watkins LLP
Marc D. Jaffe, Latham &Watkins LLP
Brent T. Epstein, Latham &Watkins LLP
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